Exhibit 99.1

FOR:	Consolidated Graphics, Inc.

CONTACT:	G. Christopher Colville
Executive Vice President/
Chief Financial Officer
Consolidated Graphics, Inc.
(713) 787-0977
For Immediate Release
Christine Mohrmann/Lindsay Hatton
Financial Dynamics
(212) 850-5600

CONSOLIDATED GRAPHICS REPORTS FIRST QUARTER 2005 FINANCIAL RESULTS

- Revenue Increases 9.5% from Prior Year -

-  Operating Margins Improve for Fifth Consecutive Quarter -

- Diluted Earnings Per Share of $.48 -

HOUSTON, TEXAS - July 28, 2004 - Consolidated Graphics, Inc. (NYSE: CGX) today announced results for its first quarter ended June 30, 2004.

Revenue for the June quarter was $181.5 million, down 1.0% compared to $183.4 million in the March quarter and up 9.5% compared to $165.8 million a year ago.  Net income for the June quarter was $6.8 million, or $.48 per diluted share, representing increases of 9.7% and 9.1% compared to net income of $6.2 million, or $.44 per diluted share, in the March quarter.  Compared to the June quarter a year ago, net income increased 88.9% from $3.6 million and diluted earnings per share increased 84.6% from $.26.

 “The results for the June quarter reflect our ability to capitalize on the continuing steady improvement of economic and industry conditions,” commented Joe R. Davis, Chairman and Chief Executive Officer.  “We are capable of leveraging the strength of our business model in such a business climate, as evidenced by the improvement in our operating margins this quarter.  We have now reported improvement in operating margins for five consecutive quarters, and at 6.9% this quarter, our operating margins are at their highest level in the last eleven quarters.  Similarly, diluted earnings per share have also improved for five consecutive quarters, and at $.48, represents the highest such level for the last fourteen quarters.”

- MORE -

Mr. Davis continued, “Operationally, we had further accomplishments and made further investments in new technology and equipment in the quarter that will drive future growth in sales and profits.  We are very pleased with the momentum that our sales and marketing initiatives are showing, including national sales, CGXSolutions and cross-selling.  Additionally, our acquisition pipeline is growing.”

Mr. Davis concluded, “We are optimistic that the factors contributing to our strong June quarter will sustain for the remainder of the year.  While we cannot predict with certainty the behavior of our external environment, we are confident in the inherent strength of our business.  In the upcoming September quarter, we expect to generate revenue of $186 million and earnings per diluted share of $.50.”

Consolidated Graphics will host a conference call today, July 28, 2004, at 11 a.m. Eastern Time, to discuss its first quarter 2005 results.  The conference call will be simultaneously broadcast live over the Internet.  Listeners may access the live Web cast at the Company’s homepage, www.consolidatedgraphics.com.

  Consolidated Graphics, Inc. is one of the nation’s leading commercial sheetfed, web and digital printing companies. Through its network of printing companies in 25 states, the Company produces high-quality customized printed materials for a broad customer base that includes many of the most recognized companies in the country.  Consolidated Graphics also offers an extensive and growing range of digital and Internet-based services and solutions marketed through CGXSolutions.  Consolidated Graphics is focused on adding value to its operating companies by providing financial and operational strengths, management support and technological advantages associated with a national organization. For more information, visit the Company’s Web site at http://www.consolidatedgraphics.com.

This press release contains forward-looking statements, which involve known and unknown risks, uncertainties or other factors that could cause actual results to materially differ from the results, performance or other expectations implied by these forward-looking statements.  Consolidated Graphics’ expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for its products, the continued availability of raw materials at affordable prices, retention of its key management and operating personnel, as well as other factors detailed in Consolidated Graphics’ filings with the Securities and Exchange Commission.  The forward-looking statements, assumptions and factors stated or referred to in this press release are based on information available to Consolidated Graphics today.  Consolidated Graphics expressly disclaims any duty to provide updates to these forward-looking statements, assumptions and other factors after the day of this release to reflect the occurrence of events or circumstances or changes in expectations.

(Table to follow)

CONSOLIDATED GRAPHICS, INC.

Consolidated Income Statement

(In thousands, except per share amounts)

	Three Months Ended
	June 30,
	2004	2003
Sales	$181,529	$165,829
Cost of Sales	136,657	126,768
Gross Profit	44,872	39,061
Selling Expense	19,521	18,160
General and Administrative Expense	12,848	13,183
Operating Income	12,503	7,718
Interest Expense, net	1,407	1,968
Income before Taxes	11,096	5,750
Income Taxes	4,272	2,185
Net Income	$6,824	$3,565
Earnings Per Share
Basic	$.50	$.27
Diluted	$.48	$.26
Weighted Average Shares Outstanding
Basic	13,584	13,350
Diluted	14,230	13,617